UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2015
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                     to
Commission file number 001-35475

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
Rexnord LLC 401(k) Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Rexnord Corporation
247 Freshwater Way, Suite 300
Milwaukee, WI 53204

* Other supplemental schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

Participants and Benefits Committee of Rexnord LLC
Rexnord LLC 401(k) Plan
Milwaukee, Wisconsin

We have audited the accompanying statements of net assets available for benefits of the Rexnord LLC 401(k) Plan (the Plan) as of December 31, 2015 and 2014, and the related statement of changes in net assets available for benefits for the year ended December 31, 2015. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the year ended December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying Schedule H, Line 4i - Schedule of Assets (held at end of year) as of December 31, 2015 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Rubin Brown LLP
Overland Park, Kansas
June 27, 2016

Rexnord LLC 401(k) Plan
Statements of Net Assets Available for Benefits

	December 31,
	2015	2014
Assets
Investments at fair value:
Mutual funds	$328,406,297	$340,910,912
Common collective trusts	42,388,908	43,823,858
Rexnord Stock Fund	1,107,226	604,317
Investments at fair value	371,902,431	385,339,087

Cash and cash equivalents	67,192	53,314

Receivables:
Notes receivable from participants	10,964,689	10,612,395
Employer contributions receivable	2,337,785	1,932,323
Employee contributions receivable	638,041	—
Total receivables	13,940,515	12,544,718
Net assets available for benefits	$385,910,138	$397,937,119

The accompanying notes are an integral part of these financial statements.

Rexnord LLC 401(k) Plan
Statement Of Changes In Net Assets Available For Benefits
For the Year Ended December 31, 2015

Additions to net assets attributed to:
Contributions:
Employer	$16,020,165
Participants	22,062,934
Rollovers	2,215,060
Total contributions	40,298,159

Deductions from net assets attributed to:
Benefits paid to participants	47,585,602
Administrative fees	228,253
Total deductions	47,813,855

Investment income (loss):
Interest and dividends	2,801,761
Net depreciation in fair value of investments	(7,759,896)
Net investment loss	(4,958,135)

Interest income on notes receivable from participants	446,850

Net decrease in net assets available for benefits	(12,026,981)

Net assets available for benefits - beginning of year	397,937,119

Net assets available for benefits - end of year	$385,910,138

The accompanying notes are an integral part of these financial statements.

Rexnord LLC 401(k) Plan
Notes to Financial Statements
December 31, 2015 and 2014

1.    Description of the Plan

The following description of the Rexnord LLC 401(k) Plan (the Plan) provides only general information. Participants should refer to the Plan Document for more complete information.

General
The Plan is a defined contribution deferral savings plan administered by the Rexnord LLC (the Company or Rexnord) Benefits Committee and covers substantially all nonunion employees and a portion of union employees of the Company and its affiliates as defined in the Plan Document. The Plan is primarily intended to assist employees in supplementing their retirement income by providing a tax-deferred savings vehicle. A participant is eligible to participate in the Plan after 30 days of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Plan’s trustee and record keeper is Wells Fargo Bank, N.A. (the Trustee or Wells Fargo).

Contributions
Participants may elect to defer from 1% to 75% of their annual compensation to the Plan limited to the maximum contribution amount as defined by the Internal Revenue Service (IRS). As permitted by Section 401(k) of the Internal Revenue Code (IRC), the amounts contributed are not taxable until paid out by the Plan. Participants who have attained age 50 before the close of the Plan year may make catch up contributions to the Plan. Participants may also make elective contributions on an after-tax basis. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans (rollover).

All employees that become eligible for the Plan are subject to automatic enrollment. The salary deferral rate at automatic enrollment is set at 3% of compensation with an auto-escalation feature that increases contributions 1% annually on the enrollment anniversary date each year until the contribution percentage reaches 8%. An employee can change the deferral rate made through automatic enrollment by electing a different percentage or the employee can affirmatively elect not to participate in the Plan. Participants may, at any time, change their contribution percentage or suspend any future deductions from their pay. The auto-escalation feature is available to all participants, even if they were not automatically enrolled. The automatic salary deferral will be invested in a fund allocation based on the employee’s age, unless otherwise directed by the employee.

Rexnord matches employee contributions at 50% of the first 8% of eligible wages. Participants’ contributions and Company matching contributions are deposited into participant accounts. The Company may also make quarterly discretionary contributions of up to 3% of quarterly eligible wages to each employee who is eligible to participate in the Plan regardless of their deferral election. The Company made discretionary contributions of 3% on participants' eligible wages for all quarterly periods in the year ended December 31, 2015.

Vesting
Participants are immediately vested in their contributions plus actual earnings thereon. The value of Company contributions vests at the earlier to occur of disability, death, attainment of age 65, or three years of service, with some exceptions for certain merged plans. If a participant terminates employment before becoming vested, the value of Company contributions to their account is forfeited.

Participant Accounts
Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contributions, allocations of Company matching and discretionary contributions, and Plan earnings, and charged with withdrawals and an allocation of Plan losses and administrative expenses. Allocations are based on participant compensation or account balances, as defined in the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investment Options
Upon enrollment in the Plan, a participant may direct contributions in various investment options maintained by the Trustee. As of December 31, 2015, the Plan offers participants the option to invest their contributions in the following types of funds: mutual funds (24 offered), a common collective trust (1 offered) and the Rexnord Stock Fund (1 offered). Participants may change their investment options with the Trustee by giving such number of days advance notice of the election as required by the Trustee. Portfolio investment allocation elections by participants can be up to 100% of any investment option except the Rexnord Stock Fund, which is restricted to a maximum portfolio allocation of 20% as of December 31, 2015. All participants must comply

Notes to Financial Statements (continued)

with insider trading laws and the Company’s policies, including its insider trading policy, when making any transactions in the Rexnord Stock Fund.

Payment of Benefits
The account balance, to the extent it is vested, will be paid upon request to participants who have retired, become disabled, or otherwise left the Company, or to the beneficiaries of deceased participants.

Upon termination of service, death, disability or retirement, a participant may elect to receive either a lump sum amount equal to the value of the participant’s vested interest in his or her account, or annual installments over a 15-year period.

The Plan will distribute a participant’s entire account balance to any participant (or to such participant’s beneficiary in the case of death) who has an account balance less than $1,000 following their termination of employment or death. If the participant’s account balance is between $1,000 and $5,000 following their termination of employment or death, the Plan will automatically roll a participant’s entire account balance to a designated third party individual retirement plan provider. Distribution or automatic rollovers of small account balances will occur before the end of the second Plan year following the Plan year during which the participant ceases to participate in the Plan.

Participant Hardship Withdrawals
A participant may withdraw all or a portion of their contributions subject to certain hardship withdrawal provisions.

Forfeited Accounts
As of December 31, 2015 and 2014, there were approximately $226,288 and $741,153, respectively, of unallocated forfeitures accounts. Forfeited accounts are used to reduce future Company contributions. During the year ended December 31, 2015, $1,419,063 of forfeitures were used to reduce Company contributions.

Notes Receivable from Participants
Participants may borrow from their accounts up to a maximum of $50,000 or 50% of their vested account balance, whichever is less. The loans are secured by the balance in the participant’s account and bear interest at rates commensurate with local prevailing rates at the time funds are borrowed as determined quarterly by the Plan Administrator. At December 31, 2015, outstanding loans bore interest at rates ranging from 3.25% to 10.50%. Principal and interest are paid ratably through payroll deductions, with maturity dates through November 2030.

Administrative Expenses
Plan administrative expenses are paid by the Company or the Plan, at the Company’s discretion. Administrative expenses totaled $228,253 for the year ended December 31, 2015.

Plan Termination
Although it has not expressed any intention to do so, the Company has the right to terminate the Plan, subject to the provisions set forth in ERISA. If the Plan is terminated, Plan assets will be distributed to the participants based on the individual participant’s interest in the Plan. In the event that the Plan is terminated, participants would become 100% vested in their accounts.

2.    Summary of Significant Accounting Policies

Basis of Accounting
The accompanying financial statements have been prepared on the accrual basis of accounting.

Reclassification
Certain amounts in the financial statements and in the notes to the financial statements as of December 31, 2014 have been reclassified to conform to the financial statement presentation as of December 31, 2015.

Estimates and Assumptions
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of additions to and deductions from net assets during the reporting period. Actual results could differ from those estimates.

Notes to Financial Statements (continued)

Payment of Benefits
Benefit payments to participants are recorded when paid.

Valuation of Investments and Income Recognition
The Plan’s investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair value measurements.

Investment income is recorded as earned on the accrual basis. Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Net appreciation or depreciation represents the difference between the aggregate fair value of investments at the end of the year and the values at the beginning of the year, and includes any realized gains and losses and unrealized appreciation or depreciation on those investments.

Certain management fees and operating expenses charged to the Plan for investments are deducted from income earned on a daily basis and are not separately reflected. Consequently, these management fees and operating expenses are reflected as a reduction of net depreciation in the fair value of investments on the Statement Of Changes In Net Assets Available For Benefits.

Cash and Cash Equivalents
The Plan considers all highly liquid investments with an original maturity of three months or less to be cash and cash equivalents.

Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent notes receivable from participants are recorded as a distribution in accordance with the terms of the Plan Document.

Employer Contributions Receivable
Employer contributions receivable consists of monies owed to Plan participants based on matching payroll contributions withheld through the end of each calendar year and quarterly discretionary contributions, but not received by the Trustee as of the end of the respective Plan year.

Employee Contributions Receivable
Employee contributions receivable represent payroll contributions withheld through the end of each calendar year, but not received by the Trustee as of the end of the respective Plan year.

Risks and Uncertainties
The Plan invests in various investment securities. Investments, in general, are exposed to various risks, such as interest rate changes, credit risks and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the value of investments will occur in the near term and that such change could materially affect participants’ account balances and the amounts reported in the financial statements.

Recently Issued Accounting Standards
In July 2015, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient ("ASU 2015-12"). Part II eliminates the requirements to disclose individual investments that represent five percent or more of net assets available for benefits and the net appreciation or depreciation in fair value of investments by general type. Part II also simplifies the level of disaggregation of investments that are measured using fair value. Plans will continue to disaggregate investments that are measured using fair value by general type; however, plans are no longer required to also disaggregate investment by nature, characteristics and risks. Further, the disclosure of information about fair value measurements shall be provided by general type of plan asset. Parts I and III is not applicable to the Plan. ASU 2015-12 is effective for fiscal years beginning after December 15, 2015, with early adoption permitted, which the Plan elected in 2015. The Plan’s early adoption of this guidance in 2015 was applied retrospectively and did not have a material impact on its financial statements.

In May 2015, the FASB issued ASU 2015-07, Fair Value Measurement (Topic 820)-Disclosures for Investments in Certain Entities That Calculate Net Asset Value Per Share (or Its Equivalent) ("ASU 2015-07"). ASU 2015-07 removes the requirement to include within the fair value hierarchy leveling table those investments that measure fair value using the practical expedient

Notes to Financial Statements (continued)

available for investments that calculate a net asset value per share (or NAV equivalent for example member units or an ownership interest in partners’ capital to which a proportionate share of net assets is attributed). Even though these investments are removed from the fair value hierarchy, plans should provide or disclose the total amount of investments measured using the net asset value per share (or its equivalent) practical expedient in order to permit reconciliation of fair value of investments included in the fair value hierarchy to the line items presented in the statement of net asset available for benefits. ASU 2015-07 is effective for fiscal years beginning after December 15, 2016, with early adoption permitted, which the Plan elected in 2015. The Plan’s early adoption of this guidance in 2015 was applied retrospectively and did not have a material impact on the financial statements.

3.    Fair Value Measurements

ASC 820, Fair Value Measurements and Disclosures (“ASC 820”) defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants. ASC 820 also specifies a fair value hierarchy based upon the observability of inputs used in valuation techniques. Observable inputs (highest level) reflect market data obtained from independent sources, while unobservable inputs (lowest level) reflect internally developed assumptions about the assumptions a market participant would use.

In accordance with ASC 820, fair value measurements are classified under the following hierarchy:

Level 1	Quoted prices for identical instruments in active markets.

Level 2
Quoted prices for similar instruments; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs or significant value-drivers are observable.

Level 3	Model-derived valuations in which one or more inputs or value-drivers are both significant to the fair value measurement and unobservable.

If applicable, the Plan uses quoted market prices in active markets to determine fair value, and therefore classifies such measurements within Level 1. Where market prices are not available, the Plan makes use of observable market based inputs to calculate fair value, in which case the measurements are classified within Level 2. If quoted or observable market prices are not available, fair value is based upon internally developed models that use, where possible, current market-based parameters. These measurements are classified within Level 3 if they use significant unobservable inputs.

A description of the valuation methodologies used for assets measured at fair value is as follows:

•
Mutual Funds - Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value (NAV) and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

•
Common Collective Trusts - Valued at the NAV of units of the common collective trusts. The NAV, as provided by the trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the funds less their liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. Participant transactions (purchases and sales) may occur daily. Were the Plan to initiate a full redemption of one of the collective trust funds, the investment advisor reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner. A full redemption of the Plan’s interest in the Wells Fargo Stable Return Fund N requires a 12-month notice period.

•
Rexnord Stock Fund - The Rexnord Stock Fund (the Fund) consists of the Company’s common stock and short-term cash, which provides liquidity for daily trading. The Company’s common stock is valued at the quoted market price from a national securities exchange and the short-term cash investments are held in a money market mutual fund and are valued at fair value based on the NAV per share. A market-based NAV per share is calculated for the Fund on a periodic basis. Shares can be redeemed on a same day basis but only directly from the Fund. Such transactions do not constitute an active market.

Notes to Financial Statements (continued)

The methods described above may produce fair value calculations that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

There have been no changes to the methodologies used at December 31, 2015.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2015:

	Level 1	Level 2	Level 3	Total
Mutual funds	$328,406,297	$—	$—	$328,406,297
Common collective trust (a)				42,388,908
Rexnord Stock Fund (a)				1,107,226
	$328,406,297	$—	$—	$371,902,431

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2014:

	Level 1	Level 2	Level 3	Total
Mutual funds	$340,910,912	$—	$—	$340,910,912
Common collective trusts (a)				43,823,858
Rexnord Stock Fund (a)				604,317
	$340,910,912	$—	$—	$385,339,087

(a)
Certain investments that are measured at fair value using the net asset value per share (or its equivalent) practical expedient have not been categorized in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the statements of net assets available for benefits.

4.    Related Party Transactions and Party In Interest Transactions

Certain Plan investments are shares of mutual funds or common collective trusts managed by the Trustee. In addition, at December 31, 2015 and 2014, Plan investments include 59,470 and 22,766 shares of common stock of Rexnord, the Plan's sponsor. The fair value of these shares was $1,077,596 and $642,229, at December 31, 2015 and 2014, respectively. These transactions qualify as party-in-interest transactions but are exempt from the prohibited transactions regulations under ERISA.

5.    Income Tax Status

The IRS has determined and informed the Company by a letter dated October 14, 2014 that the Plan, as then designed, and related trust satisfy the applicable provisions of the IRC. The Plan has been amended since the date of the opinion letter; however, the Company and the Plan Administrator believe that the Plan and related trust are currently designed and being operated in compliance with the applicable requirements of the IRC and therefore no provision for income taxes has been included in the Plan financial statements.

The Plan's management has reviewed the Plan's tax exempt status and analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2015 and 2014, there are no uncertain tax positions taken or expected to be taken that would require recognition or disclosure in the financial statements during the years ended December 31, 2015 and 2014, respectively. There are currently no audits for any tax periods in progress from any taxing authorities. The Plan's federal tax returns for the tax years 2012 and later remain subject to examination by taxing authorities.

Notes to Financial Statements (continued)

6.    Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500 for the years ended December 31, 2015 and 2014:

	2015	2014
Net assets available for benefits per the financial statements	$385,910,138	$397,937,119
Adjustment for deemed distributed loans	(173,493)	(136,655)
Net assets available for benefits per Form 5500	$385,736,645	$397,800,464
The following is a reconciliation of the net decrease in net assets available for benefits per the financial statement to Form 5500 for the year ended December 31, 2015:

2015

Net decrease per the financial statements	$(12,026,981)
Adjustment for net change in deemed distributed loans	(36,838)
Decrease in net assets per Form 5500	$(12,063,819)

Rexnord LLC 401(k) Plan
EIN: 04-3722228 PLAN NUMBER: 006
Schedule H, Line 4i - SCHEDULE OF ASSETS HELD AT END OF YEAR
December 31, 2015

	Identity Of Issuer, Borrower,				Current
	Lessor Or Similar Party	Description Of Investment	Units	Cost**	Value

	AllianzGI NFJ International Value R6	Mutual Fund	10,870		$196,195
	American Funds EuroPacific Growth R6	Mutual Fund	58,655		2,658,260
	Columbia Acorn International Y	Mutual Fund	9,428		371,570
	DFA Commodity Strategy	Mutual Fund	1,042,828		5,558,271
	DFA Global Real Estate Securities	Mutual Fund	713,507		7,327,715
	Goldman Sachs Small Cap Value Inst	Mutual Fund	66,539		3,319,640
	Invesco Global Real Estate R6	Mutual Fund	64,208		805,811
	Oppenheimer Developing Markets I	Mutual Fund	30,136		903,482
	PIMCO Commodity Real Ret Strat Instl	Mutual Fund	44,036		277,866
	Prudential High Yield Q	Mutual Fund	325,755		1,645,064
	Prudential Total Return Bond Q	Mutual Fund	176,202		2,465,072
*	Rexnord Stock Fund	Company Stock Fund	169,962		1,107,226
	T. Rowe Price Blue Chip Growth	Mutual Fund	164,247		11,888,179
	Templeton Global Total Return Adv	Mutual Fund	77,635		892,028
	Vanguard Equity Income Adm	Mutual Fund	65,013		4,027,528
	Vanguard Extended Market Index Inst	Mutual Fund	72,561		4,613,446
	Vanguard High-Yield Corporate	Mutual Fund	1,865,658		10,335,744
	Vanguard Inflation-Protected Securities	Mutual Fund	721,873		7,413,631
	Vanguard Institutional Index I	Mutual Fund	40,885		7,630,028
	Vanguard Short-term Bond Index	Mutual Fund	423,126		4,413,209
	Vanguard Total Bond Market Index I	Mutual Fund	4,009,268		42,658,610
	Vanguard Total Intl Bond Index	Mutual Fund	212,832		6,740,389
	Vanguard Total Intl Stock Index Inst	Mutual Fund	632,693		61,333,223
	Vanguard Total Stock Market Index	Mutual Fund	1,449,507		138,080,078
*	Wells Fargo Emerging Gr Inst	Mutual Fund	207,214		2,851,258
*	Wells Fargo Stable Return Fund N	Common Collective Trust	809,088		42,388,908

					$371,902,431

*	Participant Loans	Participant loans with interest rates between 3.25% and 10.50% and with maturity dates through November 2030			$10,791,196

					$382,693,627

*	Represents a party-in-interest as defined by ERISA
**	Cost information was omitted for Plan assets which are participant directed

The above information is a required disclosure for Form 5500, Schedule H, Part IV, line 4i.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees of the Rexnord LLC 401(k) Plan (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Rexnord LLC 401(k) Plan

By:	/s/ M. Eric Green
Name:	M. Eric Green
Title:	Director of Benefits

Date: June 27, 2016

Rexnord Corporation
Exhibit List to Form 8-K

Exhibit No.	Description
23.1	Consent of Independent Registered Public Accounting Firm